Exhibit 12

Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2014	2013	2012	2011	2010
Income before equity in income of unconsolidated joint ventures	$132,433	$75,208	$61,848	$40,009	$58,601
Combined fixed charges and preferred stock dividends	121,569	127,802	138,605	116,113	107,291
Earnings	$254,002	$203,010	$200,453	$156,122	$165,892

Interest incurred	$107,866	$113,566	$118,596	$96,076	$88,750
Amortization of deferred financing costs and other	4,429	4,956	5,396	3,413	2,401
Perpetual Preferred OP unit Distributions	—	—	—	2,801	16,140
Preferred stock dividends	9,274	9,280	14,613	13,823	—
Combined fixed charges and preferred stock dividends	$121,569	$127,802	$138,605	$116,113	$107,291
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.09	1.59	1.45	1.34	1.55